United States securities and exchange commission logo





                              November 2, 2023

       Gregg S. Hymowitz
       Chief Executive Officer
       EG Acquisition Corp.
       375 Park Avenue, 24th Floor
       New York, NY 10152

                                                        Re: EG Acquisition
Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed October 17,
2023
                                                            File No. 001-40444

       Dear Gregg S. Hymowitz:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed October 17,
2023

       Risk Factors
       On June 30, 2023, we terminated our agreement with Wheels Up that accounted for a significant portion of our total revenues..., page 81

   1. We note your disclosure stating that the Wheels Up (WUP) customer accounted for "a significant majority"
of receivables as of June 30, 2023 and that such balances were eliminated. Please
expand your disclosure here and in MD&A to clarify whether these were collected or
written off, and to disclose the amounts related thereto.
   2. We note your disclosure here that the termination of your agreement with Wheels Up that accounted for a
significant portion of your total revenues for the past two years and for the six months ended June
30, 2023 could have an adverse effect on your business, results of operations and
financial condition if you fail to materially replace the revenue derived from Wheels Up moving
forward as expected. However, we also note you disclose on
                                                        page 243 that your
previously contemplated and disclosed strategic shift towards wholesale and
contractual retail customers means the termination of this agreement will
 Gregg S. Hymowitz
FirstName LastNameGregg  S. Hymowitz
EG Acquisition Corp.
Comapany 2,
November  NameEG
             2023 Acquisition Corp.
November
Page 2    2, 2023 Page 2
FirstName LastName
         not be material to your future financial position or results of operations. Please clarify your disclosure in this risk factor regarding the impact of the termination of this agreement on your business, results of operations and financial condition.
Overview of our Business
Key Operating Metrics, page 245

3. We note your response to prior comment 11, indicating you prefer to refrain from disclosing the number of customers utilizing aircraft each period because this would not fully correlate with total revenues, considering that some of your revenues are derived from non-flight services, although you appear to identify 98% or more of revenues for each of the last three fiscal years as being associated with flights on page F-87. We also note that you revised certain disclosures regarding Key Operating Metrics, including the use of "Aircraft contributing to revenues" although without explaining the computation.

         Given the significance of revenues associated with flights we continue to believe that you should provide information regarding customers that are actually using your flight services each period as previously requested. If you believe that such clarification would not be material, explain to us your rationale and provide us with such details, of the number of customers using flight services each period, along with your response letter.

         Also further expand your disclosure on page 245 to explain why the number of aircraft contributing to revenues is different than the average and ending aircraft on certificate.
         We reissue prior comment 11.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
LGM
Results of Operations, page 248

4. We understand from your response to prior comment 13 that you would rather not disclose in MD&A and along with your pro forma financial information that you lost a customer at the end of the most recently completed interim period that accounted for 39%
         of total revenue for 2022 and 38% of total revenue for the recent six month interim period, as you believe the event is not material. However, you have not provided support for this assessment or reconciled the view with your risk factor disclosure on pages 81 and 82.

         As this appears to be a material event that is reasonably likely to cause your reported financial information not to be necessarily indicative of future operating results or of future financial condition, we continue to believe that you will need to address the matter in both sections of the document as previously requested to comply with Item 303(a) of
         Regulation S-K, and Rule 12b-20 of Regulation 12B.

         We also believe that you should revise the disclosure on page 243, indicating termination of the GRP Agreement with WUP will not be material to your future financial position or results of operations, to clarify the significance of the activity associated with the
 Gregg S. Hymowitz
EG Acquisition Corp.
November 2, 2023
Page 3
       customer in your historical financial reporting, including a discussion of the "strategic reasons" for terminating the relationship (e.g., how terminating the relationship is expected to provide other means of revenue generation if this is your view), and to discuss
       the extent to which you have already secured new customers to replace the lost revenues.

       The utility of disclosure indicating your future financial position and future results of operations will not be materially impacted by transactions with a customer that you no longer have should be qualified with disclosure clarifying the effects relative to your historical financial position and results of operations. We reissue prior comment 13.
5. We note that you have not addressed the disclosure requirement referenced in prior comment 12, to include a discussion and analysis of the extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold, pursuant to Item 303(b)(2)(iii) of Regulation S-K.

       Unless you can show why this would not apply to you, your disclosures should include this additional information. We reissue prior comment 12.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regardingcomments on the financial statements and related matters.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Irene
Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.



                                                             Sincerely,
FirstName LastNameGregg S. Hymowitz
                                                            Division of
Corporation Finance
Comapany NameEG Acquisition Corp.
                                                            Office of Energy &
Transportation
November 2, 2023 Page 3
cc:       Sean M. Ewen, Esq., of Willkie Farr & Gallagher LLP
FirstName LastName